                                    One Williams Center
                                    P.O. Box 2400, MD 35-8
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September 26, 2008

Chris White
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Stop 7010
Washington, D.C. 20549-7010

Re:       Apco Argentina Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed on March 11, 2008
Form 10-Q for fiscal quarter ended June 30, 2008
Filed on August 8, 2008
File No. 0-08933

Dear Mr. White:

On behalf of Apco Argentina Inc. (the “Company”), a Cayman Islands company, set forth below is our response to the three comments by the staff of the Division of Corporation Finance received by letter dated September 8, 2008:

Form 10-K for the Fiscal Year Ended December 31, 2007

Management’s Discussion and Analysis, page 20

1.  Amend your filing to include the discussion of off-balance sheet arrangements and tabular disclosure of contractual obligation required by Regulation S-K, Item 303(a)(4) and (5).

Response:
The Company did not have any off-balance sheet arrangements as of December 31, 2007.  The Company proposes to revise future Form 10-K filings to include either: (i) a discussion in accordance with Regulation S-K, Item 303(a)(4) of off-balance sheet arrangements, if any, that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors or (ii) a statement confirming that it did not have any such off-balance sheet arrangements.

The Company has not included the tabular disclosure required by Regulation S-K, Item 303(a)(5) in its Form 10-K filing due to the insignificant amounts of its qualifying contractual obligations ($2.3 million) which were clearly set forth on the Company’s consolidated balance sheet at December 31, 2007 and disclosed in footnote 10.  The Company will disclose in future Form 10-K filings its contractual obligations in the tabular format specified by Item 303(a)(5) of Regulation S-K.

Consolidated Statements of Income, page 39

2.  Please revise your presentation to include depreciation, depletion and amortization within your “operating expense” line, or indicate that operating expense excludes depreciation, depletion and amortization.  Refer to SAB Topic 11:B.

Response:
The Company is engaged in oil and gas producing activities and has historically presented depreciation, depletion and amortization as a separate line item within the costs and expenses section of its income statement which is reported prior to reporting Total Operating Income.  The Company believes it has presented its ‘Costs and Expenses’ applicable to its sales and revenues within a separate section of its income statement consistent with Article 5-03(b)(2) of Regulation S-X and is consistent with peer registrants within the oil and gas industry.

Controls and Procedures, page 56

3.  Disclose any change in your internal control over financial reporting identified in connection with your management’s assessment regarding internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting.  If there have been no changes, explicitly state so.  We refer you to the disclosure requirement in Item 308(c) of Regulation S-K.

Response:
Following management’s assessment and evaluation of internal control over financial reporting during the fiscal quarter ended December 31, 2007, there were no changes identified in the Company’s internal control over financial reporting that materially affected, or were reasonably likely to materially affect, the Company’s internal control over financial reporting.  The Company advises the Staff that in future filings it will clearly disclose either (i) any change in the Company’s internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting or (ii) that there were no such changes.  The Company notes that its quarterly reports on Form 10-Q for the periods ended March 31, 2008 and June 30, 2008, each included a statement confirming that there were no changes in the Company’s internal control over financial reporting during the periods covered by those reports.

End of Response

We plan to make the additional disclosures outlined above beginning with the Company’s 2008 Form 10-K.

The Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning the responses, please contact me at (918) 573-1616 or by fax (918) 573-5630.

Sincerely,

/s/ Landy L. Fullmer
Chief Financial Officer